

Mail Stop 3030

November 29, 2016

<u>Via E-mail</u>
Asher Levy
Chief Executive Officer
Orbotech Ltd.
7 Sanhedrin Boulevard
North Industrial Zone
Yavne 8110101, Israel

> **Re:** **Orbotech Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **File No. 000-12790**

Dear Mr. Levy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2015</u>

<u>Item 18. Financial Statements</u>

<u>Note 14. Selected Statement of Operations Data</u>

<u>Segment and geographic information, page F-41</u>

1.   We note that you aggregate your three operating segments, PCB, FPD, and SD, into one reportable segment. Please compare and contrast your operating segments relative to their economic characteristics and to each of the areas listed in ASC 280-10-50-11a to 11e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted.

2.   Please provide us with 5 years of each of your historical and your projected revenues, gross margin, operating margin, and measure of segment profitability for PCB, FPD, and SD.

3.   We note the discussion on page F-41 describing how you are organized. Please tell us why the company is organized in that manner.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dennis Hult at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery